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3-11-02



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SECURITI[ES AND EXCHANGE COMM]ISSION
Washington, D.C. 20549



SEC FILE NUMBER
8- 44811

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CALIFORNIA NETWORK CAPITAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1025 PROSPECT STREET, SUITE 300
(No. and Street)

LA JOLLA	CALIFORNIA	92037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK A. GIBILISCO — 858/456-8483
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION
(Name — *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VB 3-22-02

OATH OR AFFIRMATION

I, FRANK A. GIBILISCO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CALIFORNIA NETWORK CAPITAL, INC., as of DECEMBER 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

GIBILISCO, GRAVES PARTNERS, L.P.



GEORGIA F. SHAW
Commission # 1309547
Notary Public - California
Los Angeles County
My Comm. Expires Jul 4, 2005

FRANK A. GIBILISCO

PRESIDENT
Title

Notary Public GEORGIA F. SHAW

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Goodrich, Goodyear & Hinds

An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
California Network Capital, Inc.
La Jolla, California

We have audited the accompanying statement of financial condition of California Network Capital, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of California Network Capital, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Long Beach, California
January 31, 2002

CALIFORNIA NETWORK CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents:		
Cash in bank		$ 981
Deposit - Clearing agent - Allowable		50,000
Deposit - Clearing agent - Interest - non-allowable		47
Total cash and cash equivalents		51,028
Receivables - Clearing agent - Allowable		80,437
Property and equipment, net of accumulated depreciation of $82,981		104,534
NASDAQ stock, at cost		72,100
Deposits		4,943
Total assets		$ 313,042

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable		$ 24,507
Income taxes payable		6,000
Total liabilities		30,507
Stockholders' equity:		
Common stock without par value; authorized 1,000 shares; issued and outstanding, 1,000 shares	$ 110,000	
Additional paid-in capital	727,171	
Retained earnings (deficit)	(554,636)	
Total stockholders' equity		282,535
Total liabilities and stockholders' equity		$ 313,042

The accompanying notes are an integral part of these financial statements.

CALIFORNIA NETWORK CAPITAL, INC.
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

Revenues:		
Listed commissions		$ 5,140,560
OTC commissions		8,179,592
Interest		37,389
Total revenues		13,357,541
Expenses:		
Clearing charges and other direct costs of revenue	$ 2,442,689	
Accounting and auditing	10,422	
Automobile	2,329	
Computer	35,494	
Depreciation	19,506	
Education and training	2,300	
Maintenance and repairs	14,245	
SIPC assessment	150	
NASD fees	33,821	
Office expense	10,848	
Parking fees	4,500	
Payroll taxes	109,346	
Professional services	28,427	
Rent	81,261	
Retirement plan expenses	30,000	
Salaries and wages	6,269,573	
Telephone	23,889	
Utilities	5,420	
Travel and entertainment	156,666	
Other operating expenses	16,852	
Total expenses		9,297,738
Income before income taxes		4,059,803
Income taxes (Note 3)		(62,000)
Net income		$ 3,997,803

The accompanying notes are an integral part of these financial statements.

CALIFORNIA NETWORK CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at December 31, 2000	$ 110,000	727,171	(585,340)	251,831
Stockholder distributions	-	-	(3,967,099)	(3,967,099)
Net income for the year ended December 31, 2001	-	-	3,997,803	3,997,803
Balance at December 31, 2001	$ 110,000	727,171	(554,636)	282,535

The accompanying notes are an integral part of this financial statement.

CALIFORNIA NETWORK CAPITAL, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net income		$ 3,997,803
Adjustments to reconcile net income to net cash provided from operating activities:		
Depreciation	$ 19,506	
(Increase) decrease in:		
Accounts receivable	82,805	
Deposits	(3)	
(Decrease) increase in:		
Accounts payable	(91,456)	
Income taxes payable	(29,816)	
Total adjustments		(18,964)
Net cash flows provided by operating activities		3,978,839
Cash flows from investing activities:		
Purchase of furniture and equipment	(11,615)	
Net cash flows used for investing activities		(11,615)
Cash flows from financing activities:		
Payments on lease contract	(5,259)	
Stockholders' distributions	(3,967,099)	
Net cash flows used for financing activities		(3,972,358)
Net decrease in cash and cash equivalents		(5,134)
Cash and cash equivalents at beginning of year		56,162
Cash and cash equivalents at end of year		$ 51,028

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 59,562
Interest expense	$ -

The accompanying notes are an integral part of these financial statements.

CALIFORNIA NETWORK CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its main office in La Jolla with a branch office in Rancho Santa Fe, California. The Company is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1 and operates pursuant to the (K)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company acts as an introducing broker/dealer and clears transactions on a fully disclosed basis through Spear Leeds & Kellogg, Inc. The Company is unique in that it primarily services only one client, Pinnacle Equity Fund, LP (Fund). The Company has an indirect affiliation with Pinnacle Fund Management, LLC (Pinnacle), that is registered with the Department of Corporations as a registered Investment Advisor. Pinnacle currently acts as the General Partner of the Fund which was organized to buy and sell short publicly-traded equity securities, using leverage as a means to augment return.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

Property and Equipment

Property and equipment consists of the following components as of December 31, 2001:

Furniture and fixtures	$ 43,931
Leasehold improvements	52,231
Office equipment	91,353
	187,515
Less accumulated depreciation	(82,981)
Net property and equipment	$ 104,534

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Property and Equipment, Continued

Depreciation of property and equipment is provided for on the straight-line method over the estimated useful lives of the assets, ranging from five to thirty-one and one-half years. Depreciation amounted to $19,506 for 2001.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company has elected S-corporation status for income tax purposes. Under this election, the stockholders of the Company are taxed individually on the income of the corporation. Therefore, no provision exists for Federal income taxes. However, there exists a provision for California taxes because the State of California assesses a 1.5% minimum Franchise tax on S-corporation earnings.

(2) EQUIPMENT LEASE PAYABLE

The Company has entered into a lease/purchase arrangement for the acquisition of telephone equipment. The terms of the lease consist of payments of $471.77 per month for thirty-six months for the period from January 1999 to December 2001. Such payments include interest at approximately 14 percent as well as sales tax.

Total cost of equipment purchased under this lease is $13,290 and is included as part of office equipment in the accompany statement of financial position. This lease was fully paid during 2001.

(3) INCOME TAXES

As discussed in Note 1, the Company has elected to be taxed as an S-corporation for Federal and California tax purposes. Therefore, no Federal income tax provision is provided.

The tax provision of $62,000 represents an estimate of California Franchise tax at a tax rate of 1.5 percent. Similar to the Federal rules, the net income passes through to the stockholder so that both Federal and state taxes are primarily paid on the individual level.

(4) RELATED PARTY TRANSACTIONS

Revenues

The Company's revenues consist of commissions earned on trades with a fund of which the Company stockholders are owners.

Administrative Expenses

The Company and its affiliated limited liability company (LLC) share space, furniture, equipment and office personnel including an office lease in the name of the LLC.

Under an arrangement executed by the two entities, the Company agrees to pay all rent and administrative costs which are incurred by the two entities. This agreement is to remain in force until amended in writing by all parties. Because the office lease is legally in the name of the related LLC, no long-term commitment exists for the Company.

Rental expense under the agreement described above amounted to $81,261 for 2001.

(5) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2001, the net capital was $100,911 which exceeded the required minimum capital by $95,911. The aggregate indebtedness to net capital ratio was 0.30 to 1.

CALIFORNIA NETWORK CAPITAL, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

Total equity from statement of financial condition		$ 282,535
Less non-allowable assets:		
Net property and equipment	$ 104,534	
NASDAQ stock	72,100	
Deposits	4,943	
Deposit - Clearing agent - Interest	47	181,624
Net capital		$ 100,911

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness of $30,507)	$ 2,034
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 95,911

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 30,507
Ratio of aggregate indebtedness to net capital	0.30 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

CALIFORNIA NETWORK CAPITAL, INC.
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2001

Net capital as reported in unaudited Focus Report Part IIA		$ 47,018
Adjustment related to:		
Additions to commissions receivable - Allowable	$ 80,437	
Additional accounts payable	(24,507)	
Correction of equipment lease payable	4,012	
Adjustment of State Franchise tax provision	(6,000)	
Other minor adjustments	(49)	
Total adjustments		53,893
Net capital as reported in audited financial statements		$ 100,911

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons noted above. The difference is material. However, the Company is substantially above its minimum requirements.

Goodrich, Goodyear & Hinds

An Accountancy Corporation

REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
California Network Capital, Inc.
La Jolla, California

In planning and performing our audit of the financial statements and supplemental schedules of California Network Capital, Inc. for the year ended December 31, 2001, we have considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



Long Beach, California
January 31, 2002



CALIFORNIA NETWORK CAPITAL, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

(With Independent Auditors' Report Thereon)